Mail Stop 4561

      July 18, 2005


      VIA USMAIL and FAX (604) 980-6675

Ms. Tammy-Lynn McNabb
Chief Executive Officer, Chief Financial Officer
Vitasti, Inc.
100-1001 Churchill Crescent
North Vancouver, B.C., Canada V7P 1T2

      Re:	Vitasti, Inc.
		Form 10-KSB for the year ended 12/31/2004
      Filed 4/15/2005
      File No. 000-26673

Dear Ms. Tammy-Lynn McNabb:

      We have reviewed your above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your document. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

      In our comments, we may ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Financial Statements and Notes

General
1. Advise us what consideration you gave to including the prior year comparative information for the transition period. Reference is made to the Commission`s Release No. 33-6823.

Report of Independent Registered Public Accounting Firm

2. Tell us how you considered Item 302 of Regulation S-T.
Confirm
that a manually signed audit opinion has been received from the independent registered public accounting firm.

Note 1 - Summary of Significant Accounting Policies

Revenue Recognition

3. We note revenue from products sold are recognized when the sale is
made. Define what determines when a sale is made and tell us how this indicates delivery has occurred in accordance to the criteria established for revenue recognition in SAB 104.

Note 2 - Acquisition of Business
4. Tell us how you evaluated paragraphs 15-17 of SFAS 141 in determining your company was the accounting acquirer.
5. We note that you filed the financial statements of LLC in a Form
8-K/A for the year ended December 31, 2003. Please advise us how you evaluated Item 310(c)(3) in determining this met the financial statement requirements for a significant business acquisition.

Note 4 - Stock-Based Compensation

6. The Company recognized $1.8 million in compensation expenses related to the issuance of common stock for services and expenses. In addition, for the year ended May 31, 2004, the Company issued
950,000 stock options to consultants of the Company.   Tell us the
nature of these transactions and how you considered the guidance in
EITF 96-18 in determining the appropriate accounting and valuation of these equity instruments.


*    *    *    *


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your responses on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosures in the filings;

* staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Wilson K. Lee, at (202) 551-3468 or me at
(202)
551-3413 if you have questions.



								Sincerely,



      Cicely Luckey
      Branch Chief
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Tammy-Lynn McNabb
Vitasti, Inc.
July 18, 2005
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